Mutual Fund Series Trust

17605 Wright Street, Suite 2

Omaha, Nebraska 68130

March 10, 2015

VIA EDGAR

Public Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Funds Series Trust (File Nos. 333-132541, 811-21872) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) has determined that Post-Effective Amendment No. 219 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Catalyst/Princeton Credit Opportunity Fund on March 10, 2015 (accession number 000158064-15-001174) (the “Amendment”) was filed in error, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to Tanya L. Goins, of Thompson Hine LLP, counsel to the Trust at (202) 973-2722.

Sincerely,

/s/Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Funds Series Trust